UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 30, 2017

Commission File Number 333-98397

Lingo Media Corporation

(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2017

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at June 30, 2017

Notice to Reader

Management has compiled the Condensed Consolidated Interim Financial Statements of Lingo Media Corporation (“Lingo Media” or the “Company”) consisting of the Balance Sheets as at June 30, 2017 and the Statements of Comprehensive Income, Changes in Equity and Cash Flows for the six months then ended. All amounts are stated in Canadian Dollars. An accounting firm has not reviewed or audited these interim financial statements and management discussion and analysis thereon.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at June 30, 2017

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Balance Sheets

As of June 30, 2017 and December 31, 2016

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	June 30, 2017	December 31, 2016
ASSETS
Current Assets
Cash		$75,415	$84,303
Accounts and grants receivable	5	2,303,826	3,044,928
Prepaid and other receivables		148,759	579,846
		2,528,000	3,709,077
Non-Current Assets
Deposit - Product Development		300,000	300,000
Property and equipment	6	25,313	27,488
Intangibles	7	3,988,755	3,000,009
Goodwill		139,618	139,618
TOTAL ASSETS		$6,981,686	$7,176,192

EQUITY AND LIABILITIES

Current Liabilities
Accounts payable		$262,014	$273,750
Accrued liabilities		156,082	249,736
Lease inducement		41,717	57,673
Loans payable	8	-	150,000
TOTAL LIABILITIES		$459,813	$731,159

Equity
Share capital	9	$21,914,722	$21,914,722
Share-based payment reserve	10	3,451,886	3,421,165
Warrants	11	-	-
Accumulated other comprehensive income		(302,985)	(302,037)
Deficit		(18,541,750)	(18,588,817)
TOTAL EQUITY		6,521,873	6,445,033
TOTAL EQUITY AND LIABILITIES		$6,981,686	$7,176,192

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on August 25, 2017.

/s/ Michael Kraft	/s/ Martin Bernholtz
Director	Director

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Comprehensive Income

For the three and six-month ended June 30, 2017 and 2016

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	For the three months ended June 30		For the six months ended June 30
		2017	2016	2017	2016

Revenue		$1,068,915	$1,549,397	$1,666,892	$2,306,255

Expenses

Selling, general and administrative expenses		358,369	386,137	590,057	590,838
Amortization – intangibles	7	307,402	247,149	601,674	471,437
Direct costs		73,787	109,145	111,717	167,366
Share-based payment		30,721	-	30,721	-
Depreciation – property and equipment	6	1,420	2,584	2,809	4,028
Total Expenses		771,699	745,015	1,336,978	1,233,669

Profit from Operations		297,216	804,382	329,914	1,072,586

Net Finance Charges

Interest expense		12,455	7,550	21,837	25,707
Foreign exchange loss		104,702	29,027	118,154	215,571

Profit / (loss) before Tax		180,059	767,805	189,923	831,308

Income and other Tax Expense		136,937	136,622	142,856	149,295

Net Profit for the Period		43,122	631,183	47,067	682,013

Other Comprehensive Income

Exchange differences on translating foreign operations gain / (loss)		(730)	(6,864)	(948)	54,094

Total Comprehensive Income, Net of Tax		$42,392	$624,319	$46,119	$736,107

Earnings per Share
Basic		$0.00	$0.02	$0.00	$0.02
Diluted		$0.00	$0.02	$0.00	$0.02

Weighted Average Number of Common Shares Outstanding
Basic		35,529,132	32,855,333	35,529,132	30,250,553
Diluted		37,277,783	34,681,906	37,153,772	32,586,389

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

For the three and six-month ended June 30, 2017 and 2016

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital		Share- Based Reserves	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Equity
	No. of Shares	Amount
Balance as at January 1, 2016	29,518,343	$18,927,388	$2,695,038	$1,439,632	$(362,210)	$(18,653,064)	$4,046,784
Profit for the period	-	-	-	-	-	682,013	682,013
Other comprehensive income	-	-	-	-	54,094	-	54,094
Warrants exercise	5,711,683	2,904,840	-	(683,578)	-	-	2,221,262
Expired warrants	-	-	756,054	(756,054)	-	-	-
Stock option exercise	206,666	46,945	(16,579)	-	-	-	30,366
Balance as at June 30, 2016	35,436,692	$21,879,173	$3,434,513	$-	$(308,116)	$(17,971,051)	$7,034,519
Loss for the period	-	-	-	-	-	(617,766)	(617,766)
Other comprehensive income	-	-	-	-	6,079	-	6,079
Stock option exercise	92,440	35,549	(13,348)	-	-	-	22,201
Balance as at December 31, 2016	35,529,132	$21,914,722	$3,421,165	$-	$(302,037)	$(18,588,817)	$6,445,033
Loss for the period	-	-	-	-	-	47,067	47,067
Other comprehensive loss	-	-	-	-	(948)	-	(948)
Share-based payments charged to operations	-	-	30,721	-	-	-	30,721
Balance as at June 30, 2017	35,529,132	$21,914,722	$3,451,886	$-	$(302,985)	$(18,541,750)	$6,521,873

No preference shares were issued at June 30, 2017, December 31, 2016 and 2015.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

For the three and six-month ended June 30, 2017 and 2016

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period	$43,122	$631,183	$47,067	$682,013

Adjustments to Net Profit for Non-Cash Items:
Depreciation / amortization – intangibles	307,402	247,149	601,674	471,437
Share-based payment	30,721	-	30,721	-
Unrealized foreign exchange gain	(3,618)	(18,137)	(16,864)	55,687
Depreciation – Property and equipment	1,420	2,584	2,809	4,028
Operating Income before Working Capital Changes	379,047	862,778	665,407	1,213,164

Working Capital Adjustments:
(Increase)/decrease in accounts and grants receivable	359,454	(134,140)	741,102	(754,505)
(Increase)/decrease in prepaid and other receivables	189,570	6,798	431,087	4,536
Increase/(decrease) in accounts payable	(2,884)	(53,214)	(11,736)	(44,584)
Increase/(decrease) in accrued liabilities	(38,536)	55,226	(93,652)	67,628
Cash Generated from Operations	886,651	737,448	1,732,208	486,239

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in intangibles	(715,602)	(479,441)	(1,590,420)	(1,081,157)
Purchase of property and equipment	(676)	(3,879)	(676)	(5,901)

Net Cash Flows used in Investing Activities	(716,278)	(483,320)	(1,591,096)	(1,087,058)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from stock option exercise	-	19,483	-	30,366
Proceeds from warrant exercise	-	1,665,012	-	2,221,262
Proceeds from loans	-	-	685,000	-
Advances/(repayments) of loans payable	(395,000)	(580,000)	(835,000)	(580,000)
Cash Flows Generated from Financing Activities	(395,000)	1,104,495	(150,000)	1,671,628
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(224,627)	1,358,623	(8,888)	1,070,809
Cash and Cash Equivalents, Beginning of the Period	300,042	121,208	84,303	409,022
Cash and Cash Equivalents, End of the Period	$75,415	$1,479,831	$75,415	$1,479,831

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2017

(Unaudited - See Notice to Reader)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTCQB Marketplace. The consolidated financial statements of the Company as at and for the year ended June 30, 2017 comprise the Company and its wholly owned subsidiaries: Lingo Learning Inc., ELL Technologies Ltd., ELL Technologies Limited, Speak2Me Inc., Parlo Corporation and Lingo Group Limited (the “Group”).

Lingo Media is an EdTech company that is ‘Changing the way the world learns English’. The Company provides online and print-based solutions through its two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (“Lingo Learning”). ELL Technologies is a global English language learning multi-media and online training company. Lingo Learning is a print-based publisher of English language learning school programs in China.

The head office, principal address and registered and records office of the Company is located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPRATION

2.1       Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The condensed consolidated interim financial statements for the period ended June 30, 2017 were approved and authorized by the Board of Directors on August 25, 2017.

2.2       Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except as provided in note 4. The comparative figures presented in these consolidated financial statements are in accordance with the same accounting policies.

2.3	Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at June 30, 2017. Control exists when the Company is exposed to, or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All inter-group balances, transactions, unrealized gains and losses resulting from inter-group transactions and dividends are eliminated in full.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2017

(Unaudited - See Notice to Reader)

2.	BASIS OF PREPRATION (Cont’d)

2.4	Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency. The functional currency of ELL Technologies Limited and Lingo Group Limited are United States Dollar (“USD”). All other subsidiaries’ functional currency is Canadian Dollar (“CAD”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

3.	SIGINFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional currency

●	Determination of allowance for doubtful accounts

●	Determination of the recoverability of the carrying value of intangibles and goodwill

●	Recognition of internally developed intangibles

●	Determination and recognition of long-term revenue contracts

●	Recognition of government grant and grant receivable

●	Recognition of deferred tax assets

●	Valuation of share-based payments

●	Recognition of provisions and contingent liabilities

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES

The accounting policies applied by the Company in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Company in its Consolidated Financial Statements for the year ended December 31, 2016.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2017

(Unaudited - See Notice to Reader)

5.	ACCOUNTS AND GRANTS RECEIVABLE

Accounts and grants receivable consist of:

	June 30, 2017	December 31, 2016
Trade receivable	$2,171,979	$3,023,081
Grants receivable	131,847	21,847
	$2,303,826	$3,044,928

6.	PROPERTY AND EQUIPMENT
Cost, January 1, 2016	$188,421
Additions	5,901
Effect of foreign exchange	(2,797)
Cost, June 30, 2016	$191,525
Additions	2,731
Disposal	(114,624)
Effect of foreign exchange	1,081
Cost, December 31, 2016	$80,713
Additions	676
Effect of foreign exchange	(441)
Cost, June 30, 2017	$80,948

Accumulated depreciation, January 1, 2016	$159,542
Charge for the period	4,028
Effect of foreign exchange	(2,693)
Accumulated depreciation, June 30, 2016	$160,877
Charge for the period	3,269
Disposal	(117,294)
Effect of foreign exchange	6,373
Accumulated depreciation, December 31, 2016	$53,225
Charge for the period	2,809
Effect of foreign exchange	(399)
Accumulated depreciation, June 30, 2017	$55,635
Net book value, January 1, 2016	$28,879
Net book value, December 31, 2016	$27,488
Net book value, June 30, 2017	$25,313

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2017

(Unaudited - See Notice to Reader)

7.	INTANGIBLES

	Software and Web Development	Content Platform	Content Development	Total
Cost, January 1, 2016	$8,631,006	$1,477,112	$1,288,495	$11,396,613
Additions	335,948	-	745,208	1,081,156
Effect of foreign exchange	(10,174)	-	-	(10,174)
Cost, June 30, 2016	$8,956,780	$1,477,112	$2,033,703	$11,972,678
Additions	227,215	-	440,317	717,532
Effect of foreign exchange	5,093	-	-	5,093
Cost, December 31, 2016	$9,239,088	$1,477,112	$2,474,020	$13,190,220
Additions	482,706	-	1,107,713	1,590,419
Cost, June 30, 2017	$9,721,794	$1,477,122	$3,581,733	$14,780,639

Accumulated depreciation, January 1, 2016	$7,622,225	$1,477,112	$91,532	$9,190,869
Charge for the period	306,801	-	164,636	471,437
Effect of foreign exchange	(8,687)	-		(8,687)
Accumulated depreciation, June 30, 2016	$7,920,339	$1,477,112	$256,168	$9,653,619
Charge for the period	305,064	-	226,984	532,048
Effect of foreign exchange	4,543	-	-	4,543
Accumulated depreciation, December 31, 2016	$8,229,946	$1,477,112	$483,152	$10,190,210
Charge for the period	335,498	-	266,176	601,674
Accumulated depreciation, June 30, 2017	$8,565,444	$$1,477,112	$749,328	$10,791,884

Net book value, December 31, 2016	$1,008,781	$-	$1,196,963	$2,205,744
Net book value, December 31, 2016	$1,009,142	$-	$1,990,867	$3,000,009
Net book value, June 30, 2017	$1,156,350	$-	$2,832,405	$3,988,755

The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2017

(Unaudited - See Notice to Reader)

8.	LOANS PAYABLE
	June 30, 2017	December 31, 2016
Loans payable, interest bearing at 8% per annum with monthly interest payments, due on April 30, 2017(i)	$-	$150,000
	$-	$150,000

(i)	The Company received an unsecured short-term loan in the first quarter of 2017. Included in loans payable are loans amounting to $nil (2016 – $580,000) to related parties as disclosed in Note 17.

On April 30, 2017, the Company repaid loan payable in full.

9.	SHARE CAPITAL

a)	Authorized

Unlimited number of preference shares with no par value
Unlimited number of common shares with no par value

b)	Common shares - Transactions:

(i)

On March 4, 2011, the Company closed a non-brokered private placement financing of 2,500,000 units (each a "Unit") at $0.60 per Unit and an over-allotment of 1,158,668 Units for gross proceeds of $2,195,200 (the "Financing"). Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one non-transferable common share purchase warrant (each a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until September 4, 2012. The Warrants are callable, at the option of Lingo Media, after July 5, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

On August 23, 2012, the expiry date of the Warrants was extended for additional 18 months to March 4, 2014 with all other conditions remaining the same. On February 21, 2014, the expiry date of the warrants was extended for an additional 2 years to March 4, 2016 with all other terms remaining consistent.

In March 2016, 600,000 warrants were exercised. Each warrant entitled the holder to one common share of the Company at an exercise price of $0.75 for the gross proceeds of $450,000. These warrants have a grant date fair value of $0.241. The weighted average exercise price on the date of exercise of these warrants was $0.78, and the remaining expired on March 4, 2016

(ii)

On May 11, 2011, Lingo Media closed a non-brokered private placement financing of 1,875,000 units at $0.60 per Unit for gross proceeds of $1,125,000 (the "Second Financing"). Each Unit is comprised of one common share in the capital of the Company and one non-transferable common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until November 11, 2012. The Warrants are callable, at the option of Lingo Media, after September 11, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

On August 23, 2012, the expiry date of the Warrants from the Second Financing was extended for an additional 18 months to May 11, 2014 with all other conditions remaining the same. Additionally, on February 21, 2014, the warrants were extended for an additional 2 years to May 11, 2016 with all other terms remaining consistent.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2017

(Unaudited - See Notice to Reader)

9.	SHARE CAPITAL (Cont’d)

b)	Common shares Transactions: (Cont’d)

(ii)

In April 2016, 1,811,683 warrants were exercised. Each warrant entitled the holder to one common share of the Company at an exercise price of $0.75 for the gross proceeds of $1,358,762. These warrants have a grant date fair value of $0.272. The weighted average exercise price on the date of exercise of these warrants was $1.01, and the remaining expired on May 11, 2016

(iii)

On April 17, 2015, Lingo Media closed a non-brokered private placement financing of 5,000,000 units at $0.10 per Unit for gross proceeds of $500,000. Each Unit is comprised of one common share in the capital of the Company and one common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.125 per share until April 17, 2016. The securities issued pursuant to the Financing will be subject to a 4-month regulatory hold period commencing from April 17, 2015. One director of the Company participated in the private placement and subscribed to 400,000 Units for a total price of $40,000. During 2016, 3,300,000 warrants were exercised for the gross proceeds of $412,500. These warrants have a grant date fair value of $0.014. The weighted average exercise price on the date of exercise of these was $0.99.

c)	Stock options exercise

In 2016, 299,166 stock options were exercised. Each stock option entitled the holder to one common share of the Company at an exercise price of $0.13, $0.14, 0.24 and $0.66 for the gross proceeds of $52,567. These options have a grant date fair value of $0.0674, $0.0721, 0.1443 and $0.5174 respectively. The weighted average exercise price on the date of exercise of these options was $0.18.

d)	Warrants exercise

In 2016, 5,711,683 warrants were exercised. Each warrant entitled the holder to one common share of the Company at an exercise price of $0.125 and $0.75 for the gross proceeds of $2,221,262. These warrants have a grant date fair value of $0.014, $0.241 and $0.272. The weighted average exercise price on the date of exercise of these warrants was $0.39.

10.	SHARE-BASED PAYMENTS

In December 2011, the Company amended its stock option plan (the “2011 Plan”). The 2011 Plan was established to provide an incentive to management (officers), employees, directors and consultants of the Company and its subsidiaries. The maximum number of shares which may be reserved for issuance under the 2011 Plan is limited to 4,108,635 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan and the 2009 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2011 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

The maximum number of common shares that may be reserved for issuance to any one person under the 2011 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2017

(Unaudited - See Notice to Reader)

10.	SHARE-BASED PAYMENTS (Cont’d)

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount. The exercise period of the options granted cannot exceed 10 years. Options granted under the 2011 Plan do not have any required vesting provisions. However, the Board of Directors of the Company may, from time to time, amend or revise the terms of the 2011 Plan or may terminate it at any time. The following summarizes the options outstanding:

The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price
Outstanding as at January 1, 2016	3,602,501	$0.33
Granted	700,000	0.69
Expired	(957,500)	0.81
Exercised	(206,666)	0.15
Outstanding as at June 30, 2016	3,138,335	0.28
Forfeited	(1,000,000)	0.66
Exercised	(92,500)	0.24
Outstanding as at December 31, 2016	2,045,835	0.18
Granted	1,972,000	0.39
Forfeited	(818,335)	0.62
Outstanding as at June 30, 2017	3,199,500	$0.20

Options exercisable as at June 30, 2016	2,213,335	$0.24
Options exercisable as at December 31, 2016	1,820,835	$0.19
Options exercisable as at June 30, 2017	1,774,535	$0.19

The weighted average remaining contractual life for the stock options outstanding as at June 30, 2017 was 1.36 years (2016 – 1.48 years, 2015 – 1.21 years). The range of exercise prices for the stock options outstanding as at June 30, 2017 was $0.13 - $0.24 (2016 - $0.13 - $0.77, 2015 - $0.13 - $1.70). The weighted average grant-date fair value of options granted to management, employees, directors and consultants during period has been estimated at $0.0748 (2016 - $0.69, 2015 - $0.15) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed immediately.

The vesting period on the options granted in 2017 is twelve months after grant date. In 2016, the vesting periods on the options granted was twelve months. In 2015, the vesting periods on the options granted was immediate.

The pricing model assumes the weighted average risk free interest rates of 0.85% (2016 – 0.44%) weighted average expected dividend yields of Nil (2016 – Nil), the weighted average expected common stock price volatility (based on historical trading) of 48% (2016– 78.9%), a forfeiture rate of zero, a weighted average stock price of $0.52, a weighted average exercise price of $0.23, and a weighted average expected life of 3 years (2016 – 2.58 years), which were estimated based on past experience with options and option contract specifics.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2017

(Unaudited - See Notice to Reader)

11.	Warrants

The following summarizes the warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series	Number of Warrants	Weighted Average Exercise Price
Extended	1.18	A	3,658,668	$0.75
Extended	1.36	B	1,875,000	0.75
December 31, 2014			5,533,668
Issued	0.30		5,000,000	0.125
Exercised			(1,700,000)	0.125
December 31, 2015			8,833,668	0.125
Exercised			(5,711,683)	0.39
Expired			(3,121,985)	0.75
December 31, 2016 and June 30, 2017			-	$-

The 3,658,668 Series A warrants issued on March 4, 2011 and the 1,875,000 Series B warrants issued on May 11, 2011 had an expiry date of March 4, 2014 and May 11, 2014 respectively. On February 14, 2014, the warrants were extended to March 4, 2016 and May 11, 2016, respectively. During the year ended December 31, 2016, 600,000 Series A warrants were exercised. The exercise price was $0.75 with proceeds of $450,000. During the year ended December 31, 2016, 1,811,683 Series B warrants were exercised. The exercise price was $0.75 with proceeds of $1,358,762.

The 5,000,000 warrants issued in 2015 had an expiry date of April 17, 2016. (Note 9 (v)) During the year-ended December 31, 2016, 3,300,000 warrants were exercised. The exercise price was $0.125 with proceeds of $412,500.

12.	GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $113,229 (2016 - $104,957), relating to the Company's publishing and software projects. At the end of the period, $131,847 (June 30, 2016 - $120,273) is included in accounts and grants receivable.

One government grant for the print-based Lingo Learning segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2017

(Unaudited - See Notice to Reader)

13.	FINANCIAL INSTRUMENTS

Fair values

The carrying value of cash and accounts and grants receivable, approximates its fair value due to the liquidity of these instruments. The carrying value of accounts payables and accrued liabilities and loans payables approximates its fair value due to the requirement to extinguish the liabilities on demand.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk and liquidity risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks.

Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Company’s Management oversees these risks. The Board of Directors reviews and agrees on policies for managing each of these risks.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries. The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity approximately by $124,090 (2016 - $214,657) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against the Canadian Dollar at June 30, 2017 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of June 30, 2017 are as follows:

	US Denominated	China Denominated	Euro Denominated
	USD	RMB	Euro
Cash	35,974	-	1,725
Accounts receivable	1,125,007	-	-
Accounts payable	42,254	-	-

Liquidity risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At June 30, 2017, the Company had cash of $75,415, accounts and grants receivable of $2,303,826 and prepaid and other receivables of $148,759 to settle current liabilities of $459,813.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2017

(Unaudited - See Notice to Reader)

13.	FINANCIAL INSTRUMENTS (Cont’d)

Credit risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at June 30, 2017, the Company has outstanding receivables of $2,171,979. An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time as determined by the contract and collectability is offset to other operating expenses. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

14.	CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell English language learning products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and distribution agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management in 2017 or 2016.

15.	SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

Print-based English Language Learning: Lingo Learning is a print-based publisher of English language learning textbook programs in China. It earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

Online English Language Learning: ELL Technologies is a global web-based educational technology (“EdTech”) English language learning training and assessment company. It earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2017

(Unaudited - See Notice to Reader)

15.	SEGMENTED INFORMATION (Cont’d)

Segmented Information (Before Other Financial Items Below)

June 30, 2017	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$5,733,343	$1,248,343	$6,981,686
Segmented liabilities	180,266	279,547	459,813
Segmented revenue	723,358	943,534	1,666,892
Segmented direct costs	65,803	45,914	111,717
Segmented selling, general & administrative	319,724	270,333	590,057
Segmented intangible amortization	601,674	-	601,674
Segmented profit / (loss)	(264,172)	481,951	217,779
Segmented intangible addition	1,590,420	-	1,590,420

June 30, 2016	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$5,605,625	$2,058,106	$7,663,731
Segmented liabilities	368,727	260,484	629,211
Segmented revenue	1,320,261	985,994	2,306,255
Segmented direct costs	123,133	44,233	167,366
Segmented selling, general & administrative	331,573	259,265	590,838
Segmented intangible amortization	471,437	-	471,437
Segmented other expenses	906	152,417	153,323
Segmented profit	393,212	530,079	923,291
Segmented intangible addition	1,081,157	-	1,081,157

Other Financial Items	2017	2016
Online English Language Learning segmented income (loss)	$(264,172)	$393,212
Print-Based English Language Learning segmented income (loss)	481,951	530,079
Foreign exchange gain / (loss)	(118,154)	(215,571)
Interest expense and other financial expense	(21,837)	(25,707)
Share-based payment	(30,721)	-
Other comprehensive income (loss)	(948)	54,094
Total Comprehensive Income (Loss)	$46,119	$736,107

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2017

(Unaudited - See Notice to Reader)

15.	SEGMENTED INFORMATION (Cont’d)

Revenue by Geographic Region

	2017	2016
Latin America	$673,655	$756,479
China	967,936	1,497,450
Other	25,301	52,326
	$1,666,892	$2,306,225

Identifiable Assets by Geographic Region

	2017	2016
Canada	$6,981,686	$7,656,221
China	-	7,510
	$6,981,686	$7,663,731

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	2017	2016
Income taxes and other taxes paid	$146,856	$149,295
Interest paid	$16,465	$18,404

17.	RELATED PARTY BALANCES AND TRANSACTIONS

During the period, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)	The Company charged $15,869 (2016 - $5,400) to two corporations with one director in common for rent, administration, office charges and telecommunications.

(b)	Key management compensation was $165,000 (2016 – $212,764) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company.

(c)

At June 30, 2017, the Company had loans payable due to two corporations controlled by directors and officers of the Company in the amount of $nil (2016 - $480,000) bearing interest at 8% per annum. Interest expense paid related to these loans is $4,480 (2016 - $3,861).

18.	SUBSEQUENT EVENT

On August 11, 2017, the Company and Vested Finance, Inc. (“Schoold”), the developer and operator of the leading, mobile college marketplace app in the US, announced that their Boards of Directors approved a definitive agreement dated August 10, 2017 (the “Agreement”) to combine in a merger of equals through an all-stock transaction (the “Transaction”).

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2017

(Unaudited - See Notice to Reader)

18.	SUBSEQUENT EVENT (Cont’d)

The merger brings together the proven student-focused English Language Learning capabilities of Lingo and the “must-have” app-based mobile messaging and coaching services of Schoold. The combination of the two complementary companies creates a global platform for engaging, recruiting and coaching students, as well as helping colleges to ensure international students succeed in English. The operational efficiencies and scale that are expected to result from the merger include the ability to provide best-in-class English language learning resources to students through Schoold’s network of over 3,000 universities.

Schoold is the leading mobile app for getting trusted advice on applying to university in the United States. With over one million served and thousands of rave reviews, the Schoold app functions as a higher education marketplace, connecting prospective students with colleges and universities. Recognized by U.S. News & World Report as a “must-have” app for international students, Schoold is democratizing access to higher education and helping students everywhere get smart about investing in their future. Schoold is available worldwide on iPhone, Android, and Kindle devices. Schoold is a Delaware corporation with its head office in San Francisco, California.

Transaction Highlights

●	It is expected that the Transaction will be completed by way of three-corned merger under Delaware General Corporate Law between Schoold and a newly formed, wholly-owned subsidiary of Lingo Media

●	All stock, merger of equals transaction: Lingo Media securityholders 50%, Schoold securityholders 50%

●

Lingo currently has 35,529,132 common shares ("Lingo Shares") issued and outstanding and an additional 3,199,500 stock options ("Lingo Options") issued and outstanding, which are exercisable into an additional 3,199,500 Lingo Shares, for an aggregate of 38,728,632 Lingo Shares outstanding on a fully-diluted basis

●	Lingo Media will issue Lingo Shares and Lingo Options to current Schoold stockholders and Schoold option holders equal to an aggregate of 38,728,632 Lingo Shares on a fully-diluted basis

●

Lingo Media will pay, subject to approval of the TSX Venture Exchange (“TSXV”), a finder’s fee equal to 1% of the value of the Transaction up to a maximum of $140,000, as consideration for efforts made in introducing the parties and facilitating the Transaction. The finder's fee will be satisfied by way of issuance of Lingo Shares (the “Finder Fee Shares”) at a price per Finder's Fee Share equal to the deemed issue price of any Lingo Shares being issued as consideration for the Transaction

●

In connection with the Transaction, Lingo Media will seek shareholder approval at a meeting of its shareholders (the “Lingo Meeting”) for the following: (i) a change of its name to a name mutually agreeable to the parties (the “Name Change”), (ii) an increase of the size of its board of directors from six to seven directors, the re-election of three current members of the board and the election of four new board members who will take office upon completion of the Transaction (“Board Changes”); (iii) a new stock option plan (“New Stock Option Plan”); and (iv) all such other ancillary matters as may be required. The Name Change, Board Changes and New Stock Option Plan being referred to as the Lingo Approval Matters

●

The Transaction is subject to, among other things, receipt of the requisite shareholder approval of Schoold, receipt of the requisite approval of the Lingo Media shareholders of the Lingo Approval Matters, completion of the Financing, sufficient lock-up and leak out agreements being entered into by security holders of both Schoold and Lingo Media, approval of the TSXV and other standard closing conditions

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2017

(Unaudited - See Notice to Reader)

18.	SUBSEQUENT EVENT (Cont’d)

●

The Transaction is an Arm’s Length Transaction as defined in the policies of the TSXV and no relationships exist between or among Schoold and the principals of Lingo or between or among Lingo and the principals of Schoold

Concurrent Financing

●

Schoold intends to complete a financing (the “Financing”) of subscription receipts (the “Subscription Receipts”) and convertible debt for minimum aggregate gross proceeds of $4,700,000, which amount is subject to increase at the mutual agreement of Schoold and Lingo and of which $850,000 has already been raised

●	Pursuant to the Financing, Schoold is expected to issue convertible debt and Subscription Receipts ultimately convertible into Lingo Shares at a minimum price of $0.40 per Lingo Share

●

Each Subscription Receipt shall be deemed to be exercised immediately prior to the completion of the Transaction, without payment of any additional consideration and without further action on the part of the holder thereof

Resulting Issuer Capitalization (upon completion of the Transaction)

●

Based on the current number of issued and outstanding shares, it is anticipated that the Company will have approximately 77,192,924 Lingo Shares issued and outstanding assuming completion of the Financing on the terms set out above (and including the issuance of the Finder Fee Shares), of which current Lingo shareholders will continue to hold 35,529,132 Lingo Shares, 31,738,667 Lingo Shares will be issued to current Schoold shareholders, 350,000 Lingo Shares will be issued as Finder Fee Shares and 9,575,125 Lingo Shares will be issued to participants in the Financing. On a fully-diluted basis, current Lingo stockholders and current Schoold stockholders will each, as a group, hold an aggregate of 38,728,632 Lingo Shares upon completion of the Transaction.

●	It is also anticipated that there will be an aggregate of 10,189,465 stock options of the Company outstanding, exercisable into 10,189,465 Lingo Shares

●

Assuming the completion of the Financing at the minimum price, it is expected that Lorne Abony, a current shareholder of Schoold, will own approximately 12.7% of the issued and outstanding shares of the Company

Corporate Governance

●	It is intended that the combined company will be headquartered in Toronto but have critical engineering, marketing and R&D capabilities based in San Francisco, CA

●	At the Lingo Meeting, three of the current directors will stand for re-election

●	In connection with the completion of the Transaction, Schoold will have the right to nominate three new directors to the board of Lingo Media, being Joe Ross, Allison Winston and Richard Moran

●	The parties have agreed to jointly nominate one additional independent director

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2017

(Unaudited - See Notice to Reader)

18.	SUBSEQUENT EVENT (Cont’d)

●

Following closing, Michael Kraft will resign as CEO and President of the Company and will be appointed Chairman of the Board. The Company will also appoint Joe Ross, as the new Chief Executive Officer, Allison Winston, as the new President, Khurram Qureshi will remain as Chief Financial Officer and Gali Bar-Ziv will remain as Chief Operating Officer of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: August 25, 2017	By:	/s/ Michael Kraft
Michael Kraft President and CEO